

November 21, 2013

Via E-Mail

David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark
15 Queen's Road, Central
Hong Kong

> **Re:** **Amended Schedule 13E-3**
> **Filed November 18, 2013 by WSP Holdings Limited, et. al.**
> **File No. 005-83618**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments.

Proxy Statement

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 35

1. We note that Houlihan Lokey's opinion was delivered approximately 10 months before the Outside Date. Please disclose whether any material changes in your operations, performance or in any of the projections or assumptions upon which Houlihan Lokey based its opinion have occurred since the delivery of the opinion or are anticipated to occur before the security holder meeting.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions